UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

LL Flooring Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

55003T107
(CUSIP Number)

Avi Cohen
2350 W O Smith Street
Lawrenceburg, TN 38464
617-851-9635
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 26, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e),240.13d-1(f) or 240.13d-1(g), check the
following box   [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 55003T107

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
 ENTITIES ONLY)
 F9 Investments, LLC, (Single Member LLC with Thomas D. Sullivan Single
 Member)

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 (a)  [ x ]  (b)  [   ]

3 SEC USE ONLY

4 SOURCE OF FUNDS (See Instructions)
 PF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 2(D) OR 2(E)
 [   ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
 United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
 0

8 SHARED VOTING POWER
 2699907

9 SOLE DISPOSITIVE POWER
 0

10 SHARED DISPOSITIVE POWER
 2699907

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 2699907

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
 (See Instructions)
 [   ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 9.4018%

14 TYPE OF REPORTING PERSON (See Instructions)
 PN

CUSIP No. 55003T107

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
 ENTITIES ONLY)
 Thomas D. Sullivan

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 (a)  [ x ]  (b)  [   ]

3 SEC USE ONLY

4 SOURCE OF FUNDS (See Instructions)
 PF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 2(D) OR 2(E)
 [   ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
 United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
 0

8 SHARED VOTING POWER
 100

9 SOLE DISPOSITIVE POWER
 0

10 SHARED DISPOSITIVE POWER
 100

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 100

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
 (See Instructions)
 [   ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 0.0003%

14 TYPE OF REPORTING PERSON (See Instructions)
 IN

CUSIP No. 55003T107

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
 ENTITIES ONLY)
 John Jason Delves

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 (a)  [ x ]  (b)  [   ]

3 SEC USE ONLY

4 SOURCE OF FUNDS (See Instructions)
 PF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 2(D) OR 2(E)
 [   ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION
 United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7 SOLE VOTING POWER
 0

8 SHARED VOTING POWER
 13000

9 SOLE DISPOSITIVE POWER
 0

10 SHARED DISPOSITIVE POWER
 13000

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 13000

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
 (See Instructions)
 [   ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 0.0453%

14 TYPE OF REPORTING PERSON (See Instructions)
 IN

Item 1. Security and Issuer

This Schedule 13D ("Schedule 13D") relates to the common stock, par value
$0.001 per share (the "Common Stock"), of LL Flooring Holdings, Inc. ("LL"), a
Delaware corporation (the "Issuer"). The principal executive offices of the
Issuer are located at 4901 Bakers Mill Lane, Richmond, Virginia.

Item 2.  Identity and Background

a. This Schedule 13D is being filed by F9 Investments, LLC ("F9"), Thomas D.
Sullivan ("Mr. Sullivan"), and John Jason Delves ("Mr. Delves"), and each of the foregoing a ("Reporting Person,") and collectively, the ("Reporting Persons").
F9 is a Single Member Florida limited liability company with Mr. Sullivan as its sole member.  Mr. Sullivan's principal employment is owner and chairman of
Cabinets to Go ("CTG") and as the Sole Member of F9, an investment company.
Mr. Delves' principal employment is as President and CEO of CTG. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with
Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, is attached hereto as Exhibit 1.1.

b. The address of the principal business office for the Reporting Persons and
F9 is 844 Alton Road, Miami Beach, FL 33139. The principal business address for Mr. Sullivan and Mr. Delves is at CTG located at 2350 W O Smith Street,
Lawrenceburg, TN 38464.

c. During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

d. F9 is a Florida limited liability company.  Mr. Sullivan and Mr. Delves are United States Citizens.

Item 3. Source and Amount of Funds or Other Considerations

The source of funding for the transactions pursuant to which the Reporting
Persons obtained beneficial ownership of Common Stock was derived from the personal capital of Mr. Sullivan for the lots owned by F9 and by Mr. Sullivan and the personal capital of Mr. Delves for the lots owned by Mr. Delves.

Within the last 60 days, all shares of Common Stock acquired were bought on the open market (transactions are described in Exhibit 1.2).  Common Stock held by Reporting Persons previous to the past 60 days were acquired for investment purposes starting in November 2022 except for a lot of 100 shares which were acquired as a long-term investment position.

Item 4. Purpose of Transaction

The Reporting Persons have acquired the Common Stock in contemplation of a possible combination with CTG. The Reporting Persons are considering all their options including considering whether to propose other transactions which relate to or would result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting
Persons are in the process of initiating contact with LL Management and Board of Directors with the intent of exploring a possible combination between LL and CTG. The Reporting Persons believe such a combined entity will better position LL's financial and competitive standing. The Reporting Persons may, from time to time and at any time:
(i) acquire additional shares and/or other equity, debt, notes, instruments or other securities of the issuer and/or its affiliates
(collectively, "Securities") in the open market or otherwise; (ii)
dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.

Item 5. Interest in Securities of the Issuer

(a) The number of shares that are beneficially owned and the percent of class is in the information set forth on rows 11 and 13 of the cover pages of this Schedule 13D which is incorporated by reference.
In aggregate the group owns 2,713,007 shares or 9.447% of the outstanding shares of LL. The percent of class is based on the number of outstanding shares, 28,717,000, as indicated on the
10-Q filing for LL on May 8, 2023.

(b) Mr. Sullivan has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition for the number of shares indicated in the information set forth in rows 7 through 10 of the cover pages to this Schedule 13D which is incorporated by reference.

(c)  In the last 60 days, the Reporting Persons have acquired
1,667,603 shares of Common Stock between trades dates May 12, 2023 and May 23, 2023 with an average price of $3.75 per share. All shares were acquired on the open market (see Exhibit 1.2 for transaction details). Prior to the past 60 days, 1,045,304 shares of Common Stock were acquired from trade dates November 17, 2022 to December 12, 2022 for investment purposes. 100 shares were acquired previously as a long-term investment.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock subject to this Schedule 13D.

(e) Not applicable

Item 6.   Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer

Item 6 is hereby amended as follows:

A letter of interest, dated May 26, 2023, was sent by F9 and CTG to the CEO and Chairperson of the Board of LL (attached as Exhibit 1.3).

The information included in Item 2, Item 3, Item 4, and Item 5 above are incorporated by reference into this Item 6.

Item 7. Material to Be Filed as Exhibits

Exhibit 1.1-Joint Filing Agreement

Exhibit 1.2-LL Flooring Holdings Transactions by Reporting Persons in the last 60 days

Exhibit 1.3-Letter of Interest

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 30, 2023

F9 INVESTMENTS, LLC

By:  /s/ THOMAS D. SULLIVAN
Name:Thomas D. Sullivan
Title: Managing Member, Single Member

THOMAS D. SULLIVAN

By:  /s/ THOMAS D. SULLIVAN
Name: Thomas D. Sullivan
Title: Individual Investor

JOHN JASON DELVES

By:  /s/ JOHN JASON DELVES
Name: John Jason Delves
Title: Individual Investor

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).